

May 5, 2011

Michael Frederick
Chief Financial Officer
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, IN 47112

      Re: **First Capital, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 25, 2011
              File No. 0-25023

Dear Mr. Frederick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Lending Activities, page 2

1. Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Restructured Loans, page 9

2. We note your disclosure here and on page F-21 that you had $3.9 million of troubled debt restructurings classified as impaired loans with a related allowance of $1.5 million at December 31, 2010. Please revise future filings to disclose the amount of TDRs that

were on accrual and nonaccrual status. If you accrue interest on certain TDRs, disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

Note 1 – Summary of Significant Accounting Policies

Loans and Allowance for Loan Losses, page F-7

3. Please revise future filings to clarify whether the interest income policies for nonaccrual loans disclosed in the first paragraph on page F-8, also relate to impaired loans. If they do not, please revise to disclose your policy for recognizing interest income and explain how cash receipts are recorded. Refer to ASC 310-10-50-15(b) for guidance.

4. We note your policy to return a nonaccrual loan to accrual status. Please revise future filings to disclose how you determine that the borrower has demonstrated the ability to make future payments of principal and interest as scheduled to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

5. Please revise future filings to provide additional information regarding your charge-off policies and how you determine that the uncollectibility of a loan balance is confirmed. For example:

   a. Disclose whether you charge-off loans after a certain number of days of delinquency;

   b. Disclose if you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

   c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

   d. Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-off's recorded for each period; and

   e. Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends.

6. You disclose here and on page 12 that your general allowance for loan losses is based on loss factors (historical loss experience) adjusted for qualitative factors. Please revise future filings to:

Michael Frederick
First Capital, Inc.
May 5, 2011
Page 3

    a. Present additional granularity regarding the nature of any adjustments made to loss factors;

    b. Discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances for the adjustments; and

    c. Discuss the amount of the allowance for loan losses that is attributable to these adjustments as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

<u>Note 12 – Income Taxes, page F-28</u>

7. Please revise future filings to disclose your deferred tax assets and liabilities separately. Refer to ASC 740-10-50-2 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3474 if you have questions regarding our comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant